EXHIBIT 10-Mn

FIRST AMENDMENT
TO
CREDIT AGREEMENT

       THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment"), dated as of December 17, 2003, is entered into by and among HERCULES INCORPORATED, a Delaware corporation (the "Company"), the Guarantors signatory hereto, the Lenders signatory hereto, CREDIT SUISSE FIRST BOSTON, acting through its Cayman Islands Branch, as Administrative Agent for the Lenders (in such capacity, the "Administrative Agent") and WACHOVIA BANK, NATIONAL ASSOCIATION, as Syndication Agent and Issuing Lender (together with the Administrative Agent, the "Agents ").

RECITALS

       A.   The Company, the Guarantors, the Lenders and the Agents are party to that certain Credit Agreement dated as of December 20, 2002 (as previously amended, restated, modified or supplemented, the "Existing Credit Agreement"). Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, have the meanings provided in the Existing Credit Agreement.

       B.   The Company has requested certain modifications to the Existing Credit Agreement, including the repricing of the remaining principal amount of the Term B Loan.

       C.   Such modifications require the consent of the Required Lenders and of all Lenders holding a portion of the Term B Loan (the "Term B Loan Lenders").

       D.   The Required Lenders and the Term B Loan Lenders have consented to the requested modifications on the terms and conditions set forth herein.

AGREEMENT

       NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

I. AMENDMENTS TO EXISTING CREDIT AGREEMENT

Subject to the satisfaction of the conditions precedent set forth in Section 4 of Article II hereof, from and after the First Amendment Effective Date (as defined below), the Existing Credit Agreement is hereby amended in the following respects:

1. Section 2.9(b) of the Existing Credit Agreement is hereby amended by deleting "3.25%" and replacing it with "2.50%".

2. Section 2.9(d) of the Existing Credit Agreement is hereby amended by deleting "2.25%" and replacing it with "1.50%".

3. Section 5.2(e) of the Existing Credit Agreement is hereby amended by (i) deleting the "and" before existing clause (g), (ii) replacing "(g)" in existing clause (g) with "(h)" and (iii) adding the following as a new clause (g):

"(g) transactions among Credit Parties or Subsidiaries of Credit Parties and the Receivables Financing SPC pursuant to a Permitted Receivables Financing, and"

4. Section 7.1 of the Existing Credit Agreement is hereby amended by adding the following definition in appropriate alphabetical order:

"<u>Foreign Borrower</u>": Hercules BV, a Netherlands corporation, Hercules Doel BVBA, a Belgium corporation, and Aqualon France B.V. (Hold Co), a Netherlands corporation, either individually or collectively.

5. The definition of "<u>Permitted Lien</u>" in Section 7.1 of the Existing Credit Agreement is hereby amended by (i) deleting the "and" before clause (xv), (ii) replacing the "." at the end of clause (xv) with "; and", and (iii) adding the following as a new clause (xvi):

"(xvi) Liens incurred in connection with a Permitted Receivables Financing to the extent such Permitted Receivables Financing is permitted under Section 5.2(f)(iv)."

6. Section 9.16 of the Existing Credit Agreement is hereby amended by adding the following sentence to the end thereof:

"Notwithstanding anything herein to the contrary, the Company, the other Credit Parties, each Agent, each Lender and the respective Affiliates of each of the foregoing (and the respective partners, directors, officers, employees, agents, advisors and other representatives of the aforementioned Persons), and any other party, may disclose to any and all persons, without limitation of any kind (a) any information with respect to the United States federal and state income tax treatment of the transactions contemplated herein and in the other Credit Documents and any facts that may be relevant to understanding the United States federal or state income tax treatment of such transactions ("tax structure"), which facts shall not include for this purpose the names of the parties or any other person named herein, or information that would permit identification of the parties or such other persons, or any pricing terms or other nonpublic business or financial information that is unrelated to such tax treatment or tax structure, and (b) all materials of any kind (including opinions or other tax analyses) that are provided to the Company, such Agent or such Lender relating to such tax treatment or tax structure."

7. The Existing Credit Agreement is hereby further amended by adding the following as a new Section 9.18 thereof:

"9.18   Assignment of Term B Loan to Foreign Borrower(s).

Notwithstanding anything herein or in the other Credit Documents to the contrary, the Company may, upon 30 days' prior written notice to the Agents, assign to one or more Foreign Borrowers the Indebtedness, or any portion thereof, incurred by the Company pursuant to the Term B Loan, <u>provided</u> that (i) no Default or Event of Default has occurred and is continuing, (ii) such Foreign Borrowers shall assume such Indebtedness pursuant to documentation reasonably satisfactory to the Agents, (iii) the Company and the other Credit Parties shall fully guarantee the obligations of such Foreign Borrowers with respect to such Indebtedness on the terms set forth in Section 3A of this Agreement and (iv) the Company and/or such Foreign Borrowers shall have delivered to the Agents (a) such corporate authority documents and other supporting documents as reasonably requested by the Agents with respect to the assignment, assumption and guarantee of such Indebtedness (including, without limitation, legal opinions given by counsel to the Credit Parties and Foreign Borrowers, in form and substance satisfactory to the Agents' legal counsel, addressing the enforceability of (x) the Credit Documents with respect to such Foreign Borrower and (y) the guarantee by the Company and each other Credit Party of such Foreign Borrower's obligations under the Credit Documents), and (b) such other documentation as reasonably requested by the Agents, to include any restatement of the Credit Agreement or the other Credit Documents reasonably deemed necessary by the Agents to give effect to (x) the assignment to and assumption of such Indebtedness by such Foreign Borrowers and (y) the guarantee by the Company and each other Credit Party of the obligations of such Foreign Borrower with respect to such Indebtedness, all of such documentation to be in form and substance reasonably acceptable to the Agents. The Lenders hereby consent to such assignment and assumption, and any necessary restatement of the Credit Agreement or the other Credit Documents, on, and subject to, the foregoing terms."

II. MISCELLANEOUS

1. <u>Representations and Warranties</u>. Each of the Credit Parties represents and warrants to the Lenders and the Administrative Agent as follows:

(i) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(ii) This Amendment has been duly executed and delivered by such Credit Party and constitutes such Credit Party's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited (x) by general principles of equity and conflicts of laws (whether enforcement is sought by proceedings in equity or at law) or (y) by bankruptcy, reorganization, insolvency, moratorium or other laws of general application relating to or affecting the enforcement, of creditors' rights.

(iii) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Credit Party of this Amendment (except for those which have been obtained on or prior to the First Amendment Effective Date).

(iv) The execution and delivery of this Amendment does not diminish or reduce its obligations under the Credit Documents (including, without limitation, in the case of each Guarantor, such Guarantor's guaranty pursuant to Section 3A of the Existing Credit Agreement) in any manner, except as specifically set forth herein.

(v) Such Credit Party has no claims, counterclaims, offsets, or defenses to the Credit Documents and the performance of its obligations thereunder, or if such Credit Party has any such claims, counterclaims, offsets, or defenses to the Credit Documents or any transaction related to the Credit Documents, the same are hereby waived, relinquished and released in consideration of the Required Lenders' and the Term B Loan Lenders' execution and delivery of this Amendment.

(vi) The representations and warranties of the Credit Parties set forth in Section 1 of the Existing Credit Agreement are true and correct in all material respects as of the date hereof (except those that expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date) and all of the provisions of the Credit Documents, except as amended hereby, are in full force and effect.

(vii) Subsequent to the execution and delivery of this Amendment and after giving effect hereto, no unwaived event has occurred and is continuing on the date hereof which constitutes a Default or an Event of Default.

2. <u>Liens</u>. Each Credit Party affirms the liens and security interests created and granted by it in the Credit Documents (including, but not limited to, the Security Agreement and the Mortgages) and agrees that this Amendment shall in no manner adversely affect or impair such liens and security interests.

3.   Effect of Amendment. Except as expressly modified and amended in this Amendment, all of the terms, provisions and conditions of the Credit Documents shall remain unchanged and in full force and effect. The Credit Documents and any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of or otherwise in connection with the Credit Documents are hereby amended so that any reference to the Existing Credit Agreement shall mean a reference to the Existing Credit Agreement as amended hereby.

4.   Conditions Precedent. This Amendment shall become effective as of the date first above written (the "First Amendment Effective Date") when, and only when, each of the following conditions shall have been satisfied (it being understood that the satisfaction of one or more of the following conditions may occur concurrently with the effectiveness of this Amendment):

(a)   Execution of Counterparts of Amendment. The Administrative Agent shall have received counterparts of this Amendment, which collectively shall have been duly executed on behalf of the Company, each of the Guarantors, the Required Lenders under the Existing Credit Agreement (determined as of the point in time at which each of the other conditions precedent set forth in this Part II, Section 4 has been satisfied and after giving effect to clause (e) below) and each of the Term B Loan Lenders.

(b)   Officer's Certificate. The Administrative Agent shall have received a certificate executed by a Responsible Officer of the Company as of the First Amendment Effective Date, in form and substance satisfactory to the Administrative Agent, stating that (i) each Credit Party is in compliance with all existing material financial obligations, (ii) all governmental, shareholder and third party consents and approvals, if any, with respect to the Credit Documents and the transactions contemplated thereby have been obtained, (iii) no action, suit, investigation or proceeding is pending or threatened in any court or before any arbitrator or governmental instrumentality that purports to affect any Credit Party or any transaction contemplated by the Credit Documents, if such action, suit, investigation or proceeding would reasonably be expected to have a Material Adverse Effect, and (iv) (A) no Default or Event of Default exists and (B) all representations and warranties contained herein and in the other Credit Documents are true and correct in all material respects (except those that expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date).

(c)   Fees and Expenses. The payment by the Company to the Agents (or their Affiliates) of all fees and expenses relating to this Amendment and the Existing Credit Agreement which are due and payable on the First Amendment Effective Date, including, without limitation, payment by the Company (i) on the date hereof, of all out-of-pocket costs and expenses of the Agents in connection with the preparation, execution and delivery of this Amendment, including without limitation the fees and expenses of Moore & Van Allen PLLC, special counsel to the Agents, and (ii) of the other respective fees set forth in the engagement letter executed by and among the Company and the Agents in connection with this Amendment.

5.   Construction. This Amendment is a Credit Document executed pursuant to the Existing Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Existing Credit Agreement as amended hereby.

6.   Counterparts. This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

7.   GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

8.   Binding Effect. This Amendment, the Existing Credit Agreement as amended hereby and the other Credit Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof. These Credit Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. Except as expressly modified and amended in this Amendment, all the terms, provisions and conditions of the Credit Documents shall remain unchanged and shall continue in full force and effect.

9.   Severability. If any provision of this Amendment is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

COMPANY: **HERCULES INCORPORATED**

By: _____
Name: _____
Title: _____

GUARANTORS:

AQUALON COMPANY,
        a Delaware general partnership
EAST BAY REALTY SERVICES, INC.,
        a Delaware corporation
HERCULES COUNTRY CLUB, INC.,
        a Delaware corporation
HERCULES CREDIT, INC.,
        a Delaware corporation
HERCULES EURO HOLDINGS, LLC,
        a Delaware limited liability company
HERCULES FINANCE COMPANY,
        a Delaware general partnership
HERCULES FLAVOR, INC.,
        a Delaware corporation
HERCULES HYDROCARBON HOLDINGS, INC.,
        a Delaware corporation
HERCULES INTERNATIONAL LIMITED, LLC,
        a Delaware limited liability company
HERCULES PAPER HOLDINGS, INC.,
        a Delaware corporation
HERCULES SHARED SERVICES CORPORATION,
        a Delaware corporation
WSP, INC.,
        a Delaware corporation
ATHENS HOLDINGS, INC.,
        a Delaware corporation
COVINGTON HOLDINGS, INC.,
        a Delaware corporation
FIBERVISIONS INCORPORATED,
        a Delaware corporation
FIBERVISIONS, L.P.,
        a Delaware limited partnership
FIBERVISIONS PRODUCTS, INC.,
        a Georgia corporation
FIBERVISIONS, L.L.C.,
        a Delaware limited liability company

By: _____
Name: _____
Title: _____
        for each of the foregoing Guarantors

ADMINISTRATIVE AGENT:

CREDIT SUISSE FIRST BOSTON, acting through its Cayman Islands Branch, in its capacity as Administrative Agent, Collateral Agent and Lender

By: _____

Name: _____

Title: _____

LENDERS: **WACHOVIA BANK, NATIONAL ASSOCIATION**

By: _____
Name: _____
Title: _____

THE BANK OF NOVA SCOTIA

By: _____

Name: _____

Title: _____

PNC BANK, NATIONAL ASSOCIATION

By: _____

Name: _____

Title: _____

MELLON BANK, N.A.

By: _____

Name: _____

Title: _____

NATEXIS BANQUES POPULAIRES

By:	_____
Name:	_____
Title:	_____

TERM B LOAN LENDER: [Name of Institution or Fund]

By: _____

Name: _____

Title: _____